UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2010

SEC File No. 000-53834

RARE ELEMENT RESOURCES LTD.

(Exact name of registrant as specified in its charter)

325 Howe St., #410, Vancouver, British Columbia, Canada V6C 1Z7
(Address of principal executive offices)

1. Exhibit 99.1 – March 17, 2010 Press Release

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F Form 20-F **xxx** Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
Yes ___ No **xxx**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Rare Element Resources Ltd. -- SEC File No. 000-53834
(Registrant)

Date: March 18, 2010

/s/ Winnie Wong
Winnie Wong, Corporate Secretary

Exhibit 99.1



NEWS RELEASE
RARE ELEMENT RESOURCES LTD

TSX-V: RES
March 17, 2010
Ref: 07-2010

Rare Element Resources Ltd. Announces $7.8 Million Offering

Press Release   Source: Rare Element Resources Ltd.
On Wednesday March 17, 2010, 8:22 pm EDT

TSX-V: RES

VANCOUVER, March 17 /CNW/ - Rare Element Resources Ltd. (TSX-V: RES - News; "Rare Element" or the "Company") has filed a preliminary short-form prospectus in connection with an offering (the "Offering") of up to 2,250,000 units (the "Units") of the Company at a price of $3.50 per Unit (the "Offering Price") for gross proceeds of up to $7,875,000. Each Unit is comprised of one common share and one-half of one transferable common share purchase warrant (a "Warrant"). Each full Warrant will entitle the holder thereof to purchase one common share of the Company (a "Warrant Share") for a period of 18 months from the closing of the Offering at a price of $4.75 per Warrant Share.

The proceeds of the Offering will be used for the advancement of the Company's Bear Lodge, Wyoming, Rare Earth Elements ("REE") project including:
* Updating of the Company's NI 43-101 compliant resource estimate with the recently announced results from the 2009 drill program.
* Additional drilling of the REE resource area to expand and upgrade the resource.
* Additional drilling of the REE targets outside of the current resource area.
* Continuation of the ongoing metallurgical testing.
* Completion of the scoping study in the summer of 2010.
* Acquiring and exploring new projects.
* For general working capital requirements.

The planning for the 2010 drilling program is underway and will be completed after further analysis of the results from the 2009 drilling program.

The Offering will be conducted on a "best efforts" basis, with the Offering syndicate being led by Pope & Company Limited with Jacob Securities Inc. as a syndicate partner (collectively, the "Agents"), and Global Hunter Securities LLC, as the Company's U.S. placement agent. The Company has agreed to grant to the Agents an option (the "Over-Allotment Option"), exercisable at any time until the date which is 30 days following the closing date of the Offering, to sell up to an additional 337,500 Units of the Corporation at the Offering Price to cover over-allotments, if any, and for market stabilization purposes.

The Company has agreed to pay to the Agents a cash commission of 6% of the gross proceeds of the Offering and to issue to the Agents that number of warrants (the "Agents' Warrants") as is equal to 6% of the number of Units sold, including any Units sold pursuant to the Over-Allotment Option, for their services in connection with the Offering. Each Agents' Warrant will entitle the holder thereof to purchase one Agents' Unit at the Offering Price at any time up to the date that is 18 months following the closing date of the Offering, with each Agents' Unit comprised of one common share of the Company and one-half of one common share purchase warrant (each an "Underlying Agents' Warrant"). Each Underlying Agents' Warrant will entitle the holder thereof to purchase one common share of the Company for an exercise price of $4.75 per common share until such date that is 18 months following the closing date of the Offering.

The Units will be offered for sale in each of the Provinces of Alberta, British Columbia and Ontario and on a private placement basis in the United States pursuant to exemptions from the registration requirements of the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and in accordance with the applicable securities laws of any state of the United States.

The closing of the Offering is subject to receipt of all necessary regulatory approvals, including the approval of the TSX Venture Exchange. The securities have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and may not be offered or sold, directly or indirectly, in the United States or to, or for the account or benefit of, a "U.S. Person" (as defined in Regulation S under the U.S. Securities Act) or persons in the United States unless registered under the U.S. Securities Act and applicable securities laws of any state of the United States or in reliance on an exemption from such registration requirements. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States.

Rare Element Resources Ltd (TSX-V:RES - News) is a publicly traded mineral resource company focused on exploration and development of rare-earth elements and gold on the Bear Lodge property. Gold exploration in the Bear Lodge Mountains has been conducted for several decades with several companies significantly contributing to the database and understanding. Newmont Mining Corporation's recent exploration efforts were the most comprehensive and extensive of these programs.

Rare Element's Bear Lodge property encompasses one of the largest disseminated rare-earth occurrences in North America (M H Staatz, 1983, US Geological Survey Professional Paper 1049D). In parallel with the gold-focused exploration project, Rare Element has completed an NI 43-101-compliant resource estimate and a Technical Report on the Bear Lodge Rare-Earth Mineralization. The Company holds a 100% interest in the property, is continuing with drilling and a metallurgical testing program, and has begun a scoping study to accomplish a preliminary engineering-economic assessment of the rare-earth project.

ON BEHALF OF THE BOARD
Donald E Ranta, PhD, PGeo,
President & CEO

Donald E. Ranta, PhD, PGeo, serves the Board of Directors of the Company as an internal, technically Qualified Person. Technical information in this news release has been reviewed by Dr. Ranta and has been prepared in accordance with Canadian regulatory requirements that are set out in National Instrument 43-101. This news release was prepared by Company management, which takes full responsibility for content. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information
Further information on this financing can be obtained from: Mark Knapp, Head of Institutional Sales and Trading, Pope & Company Limited, (416) 588-6419

For further information on Rare Element Resources Ltd., please refer to the Company's website at http://www.rareelementresources.com/ or contact:
Donald E Ranta, President & CEO, (604) 687-3520, don@rareelementresources.com
Mark T. Brown, CFO, (604) 687-3520 ext 242, mtbrown@pacificopportunity.com